UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SUTRON CORPORATION
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

869380105
(CUSIP Number)

December 9, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ] Rule 13d-1(b)
[X]  Rule 13d-1(c)
[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 869380 10 5

1.	Names of Reporting Persons: The Perlus Microcap Fund L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) [X]
(b) [ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Jersey, Channel Islands

5.	Sole Voting Power: Nil

6.	Shared Voting Power: 545,926 shares of common stock

7.	Sole Dispositive Power: Nil

8.	Shared Dispositive Power: 545,926 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 545,926 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Not Applicable
Excludes Certain Shares (See Instructions):

11.	Percent of Class Represented by Amount in Row (9): 10.8% 1

12.	Type of Reporting Person (See Instructions): PN

1 Calculated based on 5,066,009 shares of common stock outstanding as of November 14, 2013 as indicated in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2013.

CUSIP NO.: 869380 10 5

1.	Names of Reporting Persons: Perlus Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) [X]
(b) [ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Jersey, Channel Islands

5.	Sole Voting Power: Nil

6.	Shared Voting Power: 545,926 shares of common stock

7.	Sole Dispositive Power: Nil

8.	Shared Dispositive Power: 545,926 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 545,926 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Not Applicable
Excludes Certain Shares (See Instructions):

11.	Percent of Class Represented by Amount in Row (9): 10.8% 2

12.	Type of Reporting Person (See Instructions): CO

2 Calculated based on 5,066,009 shares of common stock outstanding as of November 14, 2013 as indicated in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2013.

CUSIP NO.: 869380 10 5

1.	Names of Reporting Persons: Perlus Investment Management LLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) [X]
(b) [ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United Kingdom

5.	Sole Voting Power: Nil

6.	Shared Voting Power: Nil

7.	Sole Dispositive Power: Nil

8.	Shared Dispositive Power: 545,926 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 545,926 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Not Applicable
Excludes Certain Shares (See Instructions):

11.	Percent of Class Represented by Amount in Row (9): 10.8% 3

12.	Type of Reporting Person (See Instructions): PN

3 Calculated based on 5,066,009 shares of common stock outstanding as of November 14, 2013 as indicated in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2013.

Item 1.	(a)	Name of Issuer:	Sutron Corporation (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:	22400 Davis Drive, Sterling, Virginia 20164

Item 2.	(a)	Name of Person Filing:

	(b)	Address of Principal Business Office or, if none, Residence:

	(c)	Citizenship:

This Schedule 13G is being filed on behalf of:

(i) The Perlus Microcap Fund L.P., a limited partnership formed under the laws of Jersey in the Channel Islands;

(ii) Perlus Limited, a corporation formed under the laws of Jersey in the Channel Islands; and

(iii) Perlus Investment Management LLP, a limited liability partnership formed under the laws of the United Kingdom (together, the “Reporting Persons”).

Perlus Limited is the general partner of The Perlus Microcap Fund L.P. In its capacity as general partner of The Perlus Microcap Fund L.P., Perlus Limited exercises the power to vote or direct the vote of the 545,926 shares of common stock held by The Perlus Microcap Fund L.P.  Perlus Investment Management LLP provides advisory services to Perlus Limited pursuant to certain operating arrangement.  Accordingly, Perlus Investment Management LLP and Perlus Limited may be said to exercise shared power to dispose or to direct the disposition of the 545,926 shares of common stock held by The Perlus Microcap Fund L.P. Each of Perlus Limited and Perlus Investment Management LLP disclaim beneficial ownership of the 545,926 shares of common stock held by The Perlus Microcap Fund L.P.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office address of each of The Perlus Microp Fund L.P. and Perlus Limited is: Templar House, Don Road, St. Helier, Jersey Channel Islands  JE12TR.

The principal business office address of Perlus Investment Management LLP is Pledgdon Lodge, Bishop’s Stortford, United Kingdom CM22 6BN.

(d)	Title of Class of Securities:	Common Stock, par value $0.01

(e)	CUSIP Number:	869380 10 5

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable.

(a)	[ ]	Broker or dealer registered under Section 15 of the Act;

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[ ]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially owned:	The Perlus Microcap Fund L.P. beneficially owns 545,926 shares of common stock of the Issuer

(b)	Percent of Class:	10.8%, calculated based on 5,066,009 shares of common stock outstanding as of November 14, 2013 as indicated in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2013

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:

The Perlus Microcap Fund L.P.	Nil
Perlus Limited	Nil
Perlus Investment Management LLP	Nil

(ii)	Shared power to vote or to direct the vote:

The Perlus Microcap Fund L.P.	545,926 shares of common stock
Perlus Limited	545,926 shares of common stock
Perlus Investment Management LLP	545,926 shares of common stock

(iii)	Sole power to dispose or to direct the disposition of:

The Perlus Microcap Fund L.P.	Nil
Perlus Limited	Nil
Perlus Investment Management LLP	Nil

(iv)	Shared power to dispose or to direct the disposition of:

The Perlus Microcap Fund L.P.	545,926 shares of common stock
Perlus Limited	545,926 shares of common stock
Perlus Investment Management LLP	545,926 shares of common stock

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [  ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 18, 2013

THE PERLUS MICROCAP FUND L.P., by its general partner PERLUS LIMITED

By:	/s/ Ashley Le Feuvre
	Name:	Ashley Le Feuvre
	Title	Director

PERLUS LIMITED

By:	/s/ Ashley Le Feuvre
	Name:	Ashley Le Feuvre
	Title	Director

PERLUS INVESTMENT MANAGEMENT LLP

By:	/s/ Jim Boucherat
	Name:	Jim Boucherat
	Title	Investment Manager

EXHIBIT A

Joint Filing Agreement Pursuant To Rule 13d-1(K)
Of The Securities And Exchange Act Of 1934

 The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

December 18, 2013

THE PERLUS MICROCAP FUND L.P., by its general partner PERLUS LIMITED

By:	/s/ Ashley Le Feuvre
	Name:	Ashley Le Feuvre
	Title	Director

PERLUS LIMITED

By:	/s/ Ashley Le Feuvre
	Name:	Ashley Le Feuvre
	Title	Director

PERLUS INVESTMENT MANAGEMENT LLP

By:	/s/ Jim Boucherat
	Name:	Jim Boucherat
	Title	Investment Manager